

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 6, 2007

Via Facsimile and U.S. Mail

Dr. Costa Papastephanou
Chief Executive Officer
Ortec International, Inc.
3960 Broadway
New York, NY   10032

> **Re: Ortec International, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-KSB for the year ended December 31, 2005**
> **File No. 0-27368**

Dear Dr. Papastephanou:

　　We have completed our review of your Form 10-KSB's and related filings and have no further comments at this time.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Martin F. James
　　　　　　　　　　Senior Assistant Chief Accountant